SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K




   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   FOR THE FISCAL YEAR ENDED JUNE 30, 1997

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   For the transaction period from       to


                       Commission file Number 0-27782

 THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCORP, INC. AND CERTAIN
                                  AFFILIATES
                          (Full Title of the Plan)

                   DIME COMMUNITY BANCORP, INC.
                   209 Havemeyer Street, Brooklyn, NY  11211
                   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

      Registrant's telephone number, including area code: (718) 782-6200

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCORP, INC. AND CERTAIN AFFILIATES


TABLE OF CONTENTS


                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                           3

FINANCIAL STATEMENTS FOR THE YEARS ENDED
 JUNE 30, 1997 AND 1996:

 Statements of Net Assets Available for Plan Benefits                  4

 Statements of Changes in Net Assets Available for Plan Benefits
    for the Years Ended June 30, 1997 and 1996                        5-6

 Notes to Financial Statements                                       7-10

SUPPLEMENTAL INFORMATION:

 Item 27(a) - Schedule of Assets Held for Investment Purposes         11

SIGNATURES                                                            12

INDEPENDENT AUDITORS' REPORT


To the Board of  Directors of
  Dime Community Bancorp, Inc. & Subsidiary

We have audited the accompanying statements of net assets available for plan benefits of The Employee Stock Ownership Plan of Dime Community Bancorp, Inc. And Certain Affiliates (the "Plan") as of June 30, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits as of June 30, 1997 and 1996, and the changes in the net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of investments is the responsibility of the Plan's management, and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

December 17, 1997
New York, New York

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCORP, INC. AND CERTAIN AFFILIATES

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF JUNE 30, 1997 AND 1996
--------------------------------------------------------------------------------

                                                          June 30, 1997                                June 30, 1996
                                         -----------------------------------------------------------------------------------------
                                        ALLOCATED       UNALLOCATED         TOTAL         Allocated      Unallocated       Total
ASSETS:                                  ---------      ------------      ----------      ----------     ------------    ----------
Cash                                          $435           $51,936         $52,371             $-               $-            $-
Investments in shares of Dime
   Community Bancorp, Inc.
   Common Stock, at fair value           2,628,000        20,648,000      23,276,000         113,952       13,560,698    13,674,650
                                         ---------      ------------      ----------      ----------     ------------    ----------
TOTAL ASSETS                            $2,628,435       $20,699,936     $23,328,371        $113,952      $13,560,698   $13,674,650
                                         =========      ============      ==========      ==========     ============    ==========
LIABILITIES:
Borrowing from Dime Community
   Bancorp, Inc.                               $-        $10,323,997     $10,323,997             $-       $11,541,017   $11,541,017
                                         ---------      ------------      ----------      ----------     ------------    ----------
TOTAL LIABILITIES                               -         10,323,997      10,323,997              -        11,541,017    11,541,017
                                         =========      ============      ==========      ==========     ============    ==========
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                             $2,628,435       $10,375,939     $13,004,374        $113,952       $2,019,681    $2,133,633
                                         =========      ============      ==========      ==========     ============    ==========


See accompanying notes to financial statements.
                                                      -4-

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCORP,
INC. AND CERTAIN AFFILIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED JUNE 30, 1997
----------------------------------------------------------------

                                                          Allocated         Unallocated              Total
                                                           ---------         ----------            ----------
ADDITIONS:
Investment Activities:
Dividend income                                                  $435            $51,936               $52,371
Unrealized appreciation in market value of
  Dime Community Bancorp, Inc. Common Stock                    80,009          9,521,341             9,601,350
                                                            ---------         ----------            ----------
Total investment activities                                    80,444          9,573,277             9,653,721
                                                            ---------         ----------            ----------
Other Additions:
Contributions from Dime Savings Bank of
   Williamsburgh                                                   -           2,145,360             2,145,360
Allocation of 121,702 shares of Dime Community
   Bancorp, Inc. Common Stock to participant
   accounts                                                 2,434,039                 -              2,434,039
                                                            ---------         ----------            ----------
Total other additions                                       2,434,039          2,145,360             4,579,399
                                                            ---------         ----------            ----------
TOTAL ADDITIONS                                             2,514,483         11,718,637            14,233,120
                                                            ---------         ----------            ----------
SUBTRACTIONS:
Allocation of  121,702 shares of Dime
   Community Bancorp, Inc. Common Stock to
   participant accounts                                            -           2,434,039             2,434,039
Interest expense on Borrowing from Dime
   Community Bancorp, Inc.                                         -             928,340               928,340
                                                            ---------         ----------            ----------
TOTAL SUBTRACTIONS                                                 -           3,362,379             3,362,379
                                                            ---------         ----------            ----------
CHANGE IN NET ASSETS AVAILABLE
   FOR PLAN BENEFITS DURING THE YEAR                       $2,514,483         $8,356,258           $10,870,741
                                                            =========         ==========            ==========
NET ASSETS AVALABLE FOR PLAN BENEFITS:
   Beginning of year                                         $113,952         $2,019,681            $2,133,633
                                                            =========         ==========            ==========
   End of year                                             $2,628,435        $10,375,939           $13,004,374
                                                            =========         ==========            ==========

See accompanying notes to financial statements.
                                                      -5-

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCORP, INC. AND CERTAIN AFFILIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED JUNE 30, 1996
-----------------------------------------------------------------

                                                           Allocated              Unallocated              Total
                                                            ---------             -----------            ----------
ADDITIONS:
Investment Activities:
Unrealized appreciation in market value of
Dime Community Bancorp, Inc. Common Stock                         $-               $2,036,650            $2,036,650
                                                            ---------              ----------            ----------
Total investment activities                                        -                2,036,650             2,036,650
                                                            ---------              ----------            ----------
Other Additions:
Contributions from Dime Savings Bank of
   Williamsburgh                                                   -                  102,085               102,085
Allocation of 9,698 shares of Dime Community
   Bancorp, Inc. Common Stock to participant
   accounts                                                   113,952                      -                113,952
                                                            ---------              ----------            ----------
Total other additions                                         113,952                 102,085               216,037
                                                            ---------              ----------            ----------
TOTAL ADDITIONS                                               113,952               2,138,735             2,252,687
                                                            ---------              ----------            ----------
SUBTRACTIONS:
Allocation of 9,698 shares of Dime Community
   Bancorp, Inc. Common Stock to participant
   accounts                                                        -                  113,952               113,952
Interest expense on Borrowing from Dime
   Community Bancorp, Inc.                                         -                    5,102                 5,102
                                                            ---------              ----------            ----------
TOTAL SUBTRACTIONS                                                 -                  119,054               119,054
                                                            ---------              ----------            ----------
CHANGE IN NET ASSETS AVAILABLE
   FOR PLAN BENEFITS DURING THE YEAR                         $113,952              $2,019,681            $2,133,633
                                                            =========              ==========            ==========
NET ASSETS AVALABLE FOR PLAN BENEFITS:
   Beginning of year                                              $-                      $-                    $-
                                                            =========              ==========            ==========
   End of year                                               $113,952              $2,019,681            $2,133,633
                                                            =========              ==========            ==========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.
                                                      -6-

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCORP, INC. AND CERTAIN AFFILIATES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED June 30, 1997 AND 1996
-------------------------------------------------------------------------------

1.  SUMMARY DESCRIPTION OF PLAN

    The following is a brief description of The Employee Stock Ownership Plan Of Dime Community Bancorp, Inc. And Certain Affiliates (the "ESOP"). This description of the ESOP is provided for general information purposes only. Participants should refer to the ESOP document for a more complete description of the ESOP's provisions.

    a. GENERAL- The ESOP was adopted by the Board of Directors of the Dime Savings Bank of Williamsburgh (the "Bank") on February 8, 1996, with an effective date of July 1, 1995.

         On June 26, 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and all of its outstanding capital stock was acquired by Dime Community Bancorp, Inc. (the "Company"). Simultaneously, the Company issued 14,547,500 shares of common stock in a Subscription and Community offering to eligible investors in the following order of priority: (1) depositors whose deposits in qualifying accounts in the Bank totaled $50 or more on October 31, 1994; (2) the Employee plans of the Bank; including the ESOP, up to a maximum of 10% of the total shares issued, (3) depositors whose deposits in qualifying accounts in the Bank totaled $50 or more on March 31, 1996; and (4) members of the Bank, consisting of depositors of the Bank as of May 9, 1996, the voting record date for the special meeting of members to vote on the Conversion, other than those members who otherwise qualify as Eligible Account Holders or Supplemental Eligible Account Holders. The ESOP purchased 1,163,800, or 8%, of the shares issued by the Company in its community offering at the initial issuance price of $10.00 per share.

         The ESOP is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The ESOP is administered by the Compensation Committee appointed by the Company's Board of Directors. The trust services department of Marine Midland Bank ("Trustee") acts as the trustee for the ESOP.

         In order to purchase the shares of the Company's common stock, the ESOP obtained a borrowing from the Company of $11,638,000, which is to be repaid over a ten year period at a fixed interest rate of 8.0%.
         The borrowing agreement establishes a repayment period of ten years with an option to make prepayments subject to certain terms established by the agreement. Repayments of the borrowing are made from fully deductible contributions from the Bank to the ESOP. As the ESOP makes each payment of principal on the borrowing, an appropriate percentage of stock will be allocated to eligible participants accounts in accordance with applicable regulations under the Code. Shares fully vest upon allocation.

         The borrowing is collateralized by the unallocated shares of stock held by the ESOP. The Company, as lender, has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the ESOP for the years ended June 30, 1997 and 1996, present separately the assets and liabilities and changes therein pertaining to:
           (1) the accounts of employees with vested rights in allocated stock (Allocated) and
                                                      -7-

           (2) stock not yet allocated to employees (Unallocated)

    b. ELIGIBILITY AND PARTICIPATION- All Eligible Employees, defined as salaried, common law employees of the Company or the Bank, who have completed a period of service of at least one year, automatically participate in the ESOP. An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission fee or retainer basis, or has waived any claim to membership in the Plan.

    c. CONTRIBUTIONS AND DISTRIBUTIONS- The Company or the Bank shall contribute to the ESOP an amount which, at minimum, shall serve to finance the ESOP's obligation under its outstanding borrowing from the Company. The Company or the Bank may contribute additional amounts, if designated by the ESOP Committee, to the ESOP, which shall be applied as a prepayment of principal or interest for the outstanding borrowing from the Company. Any additional contributions approved by the Committee shall be treated as an ESOP contribution and shall be allocated among the accounts of Eligible Participants in accordance with a pre-established formula. Participant contributions are not permitted.

         No distributions from the ESOP will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company or the Bank. Distributions are made in cash or, if participant elects, in the form of shares of common stock of the Company plus cash for fractional shares.

    d. VESTING- The balance credited to each Participant's account shall become vested in accordance with the following schedule:

             NUMBER OF YEARS OF SERVICE         VESTED PERCENTAGE

                Less than 2 years                      0%
                Less than 3 years                     25
                Less than 4 years                     50
                Less than 5 years                     75
                5 or more years                      100

         Under the provisions of the ESOP, participants were granted credit, for purposes of vesting, for years of service at the Bank prior to the establishment of the ESOP. Any previously unvested portion shall become fully vested to participants upon attainment of age 65, or, if earlier, upon the termination of his or her participation by reason of death, disability, retirement or upon occurrence of change in control of the Employer.

     e. INVESTMENTS- As of June 30, 1997 and 1996, the ESOP's investments consists solely of investments in common stock of the Company. The ESOP is permitted, under the Plan Document, to invest in any commingled or group trust fund, or common trust fund that are exempt from taxes under Section 501(a) of the Internal Revenue Code.

     c. ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS- As of the last day of each plan year during which a borrowing is outstanding, a portion of the financed shares purchased with the proceeds of the borrowing shall be released in accordance with a predetermined formula. The released shares are allocated to Eligible Participant accounts in the proportion that each such Eligible Participant's compensation, as measured under the terms of the Plan Document, for the portion of the immediately preceding calendar year during which he or she was a participant, bears to the aggregate compensation of all Eligible

        Participants, as measured under the terms of the Plan Document. Released shares allocated to participant accounts totaled 121,702 and 9,698 during the years ended June 30, 1997 and 1996, respectively.

        Each participant's account reflects an allocation of the Bank's contributions, ESOP earnings and the forfeiture of terminated participant non-vested accounts.

        Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted, upon grant of authority by the Plan Administrator, to vote shares for which instructions have not been given by a participant within the stated time period. Such vote is made in direct proportion to the votes received from participants.

     d. FORFEITURES- Upon the termination of employment of a participant or former participant for reason other than death, disability, retirement, that portion of the balance credited to his or her account which is not vested at the date of termination shall be forfeited as of the last Valuation Date, defined as the last business day of March, June, September, or December. The proceeds of such forfeitures shall be treated as loan repayments and ESOP contributions as designated by the ESOP committee.

     h. ESOP TERMINATION- The Company reserves the right to terminate the ESOP at any time, subject to the provisions of ERISA. Upon such termination of the ESOP, the interest of each participant in ESOP will be distributed to such participant or his or her beneficiary at the time prescribed by the ESOP provisions and the Code. Upon termination of the ESOP, the Compensation Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the borrowing.

5.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING- The accompanying financial statements of the ESOP are maintained on the accrual basis of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION- The shares of Dime
     Community Bancorp, Inc. common stock are valued at fair value based upon the closing price stated in the Wall Street Journal. The closing price of the common stock was $20.00 and $11.75 per share, respectively, as of June 30, 1997 and 1996.

      Dividend income is accrued on the ex-dividend date for all dividends declared. During the year ended June 30, 1997, cash dividends of $.045 per share were declared and paid on Dime Community Bancorp, Inc. common stock. No dividends on Dime Community Bancorp, Inc. common stock were declared or paid during the year ended June 30, 1996.

      Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost method.

      USE OF ESTIMATES- The preparation of the financial statements in accordance with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

3.  FEDERAL INCOME TAXES

     The Company has not yet received a determination letter from the Internal Revunue Service stating that the ESOP and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the"Code"). However, the Plan Administrator believes that the ESOP and related trust are currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the ESOP's financial statements.


4.  ADMINSTRATION OF PLAN ASSETS

    The assets of the ESOP, which consist solely of investment in shares of Dime Community Bancorp, Inc. common stock and cash on hand, are held in safekeeping as designated by the Trustee.

    Contributions to the ESOP are held and managed by the Trustee. All contributions received during the years ended June 30, 1997 and 1996, were utilized to service the principal and interest on the borrowing.

     Certain administrative functions are performed by officers or employees of the Company or Bank. No such officer or employee receives compensation from the ESOP. All administrative expenses of the ESOP are paid by the Company or the Bank.


5.    INVESTMENTS

    The investments, at June 30, 1997 and 1996, are presented in the following table:

                                              JUNE 30, 1997                           JUNE 30, 1996
                                      ALLOCATED          UNALLOCATED           ALLOCATED       UNALLOCATED
                                     ----------          -----------           ----------      -----------
     Shares of Dime
     Community Bancorp,
     Inc. Common Stock:
        Number of shares                131,400            1,032,400                9,698        1,154,102
                                     ==========          ===========           ==========      ===========
        Cost                         $1,314,000          $10,324,000              $96,980      $11,541,020
                                     ==========          ===========           ==========      ===========
        Market                       $2,628,000          $20,648,000             $113,952      $13,560,698
                                     ==========          ===========           ==========      ===========


                                  * * * * * *

                                                                      SCHEDULE 1

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCORP,
INC. AND CERTAIN AFFILIATES

ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED JUNE 30, 1997

         (A)                       (B)                          ( C )                       (D)                  (E)
 PARTIES IN INTEREST       IDENTITY OF ISSUER         DESCRIPTION OF INVESTMENT            COST                  MARKET
 -------------------       ------------------         -------------------------          ------------          ----------
                           Dime Community
Yes                           Bancorp, Inc.          Shares of common stock               $11,638,000         $23,276,000

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancorp, Inc. and Certain Affiliates (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.



Dated:  December 26, 1997
                                      /S/ VINCENT F. PALAGIANO
                                      ------------------------------------
                                      Vincent F. Palagiano
                                      CHAIRMAN OF THE BOARD AND
                                         CHIEF EXECUTIVE OFFICER





Dated:  December 26, 1997
                                      /S/ KENNETH J. MAHON
                                      ------------------------------------
                                      Kenneth J. Mahon
                                      EXECUTIVE VICE PRESIDENT, SECRETARY
                                         AND CHIEF FINANCIAL OFFICER